Issuer Free Writing Prospectus dated October 5, 2006
Relating to Preliminary Prospectus dated October 4, 2006
Filed Pursuant to Rule 433
Registration No. 333-137803
The information herein is qualified in its entirety by reference to the Prospectus relating to the security
Diodes Incorporated
$200 million Convertible Senior Notes due 2026
Final terms and conditions	October 5, 2006

Issuer:	Diodes Incorporated (NASDAQ GS: DIOD)

The Security:	Convertible senior notes due 2026 (“Registered”)

Offering Size:	$200 million

Over-allotment Option:	$30 million (15%)

Maturity:	October 1, 2026 (20 years)

Sole Bookrunner:	UBS Investment Bank

Co-Managers:	A.G. Edwards, C.E. Unterberg, Towbin, Raymond James

Issue Price:	$1,000 principal amount (100%)

Coupon:	2.25% coupon, payable semi-annually in arrears on October 1 and April 1 each year, beginning on April 1, 2007

Conversion Premium:	39.68%

Initial Conversion Rate:	17.0946

Initial Conversion Price:	Approximately $58.50, priced off the closing price of $41.88 on Thursday October 5, 2006

Convertible into:	Cash or cash and common stock of Diodes (see “Payment upon Conversion” below)

Call Protection:	Callable after October 1, 2011 at 100% of the principal amount of the notes

Investor Put Option:	On October 1, 2011 (5 years), October 1, 2016 (10 years), October 1, 2021 (15 years) at 100% of the principal amount of the notes, payable in cash

Conversion Rights:
(i)      During any calendar quarter after the calendar quarter ending December 31, 2006, if the closing sale price of Diodes’ common stock, for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, exceeds 120% of the conversion price

(ii)     During the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amounts of notes, was equal to or less than 98% of the average conversion value of the notes

(iii) If the notes have been called for redemption by the issuer

(iv) Upon specified corporate transactions

(v) Any time from and including September 1, 2011 to, and including October 1, 2011 and at any time on or after October 1, 2024

Payment Upon Conversion:	Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period”. The “cash settlement averaging period” with respect to any note means the 20 consecutive trading days beginning on, and including, the second trading day after the day the notes are tendered for conversion.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of (a) cash equal to the lesser of $50 and the “daily conversion value”; and (b) to the extent the daily conversion value exceeds $50, a number of whole shares equal to the excess of the daily conversion value over $50, divided by the closing sale price of Diodes common stock on that trading day, subject to Diodes’ right to deliver cash in lieu of all or a portion of such shares.

The “daily conversion value” on a given trading day means 1/20 of the product of the applicable conversion rate and the closing sale price of Diodes common stock on that trading day.

Contingent Interest:	Contingent interest will accrue on the notes during each six-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the six-month period beginning October 1, 2011, if the average trading price of the notes for the five consecutive trading day period immediately preceding the first day of such six-month period equals 120% or more of the principal amount of the notes. The rate of contingent interest payable in respect of any such six-month interest period will equal 0.215% ( 0.43% per year, payable semi-annually) of the average trading price of the notes over the measurement period that triggered the contingent interest payment.

Comparable yield:	8.5%

Dividend Protection:	Customary dividend protection—Conversion rate adjustment upon any distributions of cash or other consideration, tender offers or exchange offers to holders of Diodes common stock.

Put Upon a Fundamental Change:	If a fundamental change occurs, each holder will have the right, at its option, to require Diodes to repurchase for cash all or any portion of the holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Issuer Free Writing Prospectus dated October 5, 2006
Relating to Preliminary Prospectus dated October 4, 2006
Filed Pursuant to Rule 433
Registration No. 333-137803
The information herein is qualified in its entirety by reference to the Prospectus relating to the security
Diodes Incorporated
$200 million Convertible Senior Notes due 2026

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:	If a make-whole fundamental change occurs and a holder elects to convert its notes in connection with such a fundamental change, Diodes will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of Diodes common stock (the “make-whole shares’’) based on the date when such make-whole fundamental change becomes effective. However, in the case of a public acquirer fundamental change, Diodes may, in lieu of increasing the conversion rate, elect to adjust the conversion rate to reflect the exchange ratio for the transaction, in which case the securities will become convertible into shares of the public acquirer’s common stock. If the transaction provides the holders of Diodes common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the holders of the notes, each treated as a single class, will be given a reasonable opportunity to elect the form of such consideration.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus relating to the security.

	Effective Date
Applicable Price	October 5, 2006	October 1, 2007	October 1, 2008	October 1, 2009	October 1, 2010	October 1, 2011

$41.88	6.59	6.78	6.78	6.77	6.65	6.78
$45.00	5.77	6.01	5.89	5.71	5.41	5.38
$50.00	4.73	4.88	4.68	4.39	3.89	3.13
$55.00	3.94	4.02	3.78	3.42	2.82	1.29
$60.00	3.32	3.36	3.09	2.70	2.05	—
$65.00	2.83	2.84	2.56	2.16	1.51	—
$70.00	2.44	2.43	2.15	1.75	1.13	—
$75.00	2.12	2.10	1.82	1.44	0.85	—
$80.00	1.86	1.83	1.56	1.19	0.66	—
$85.00	1.64	1.60	1.35	1.00	0.52	—
$90.00	1.46	1.42	1.17	0.85	0.42	—
$95.00	1.30	1.26	1.03	0.73	0.35	—
$100.00	1.17	1.13	0.91	0.64	0.29	—
$110.00	0.95	0.92	0.73	0.49	0.22	—
$120.00	0.79	0.76	0.60	0.40	0.18	—
$130.00	0.67	0.64	0.50	0.33	0.16	—
$140.00	0.57	0.55	0.42	0.28	0.14	—
$150.00	0.49	0.48	0.36	0.24	0.12	—
$160.00	0.42	0.42	0.32	0.21	0.11	—
$170.00	0.37	0.37	0.28	0.19	0.10	—
$180.00	0.33	0.33	0.25	0.17	0.10	—
$190.00	0.29	0.29	0.22	0.16	0.09	—
$200.00	0.26	0.26	0.20	0.14	0.08	—

The applicable prices and additional share amounts set forth above are based on a closing sale price of $41.88 per share of Diodes common stock on Thursday October 5, 2006 and an initial conversion price of approximately $58.50 per share. If the applicable price is in excess of $200 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the applicable price is less than $41.88 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. The maximum conversion rate will be 23.8777 shares per $1,000 principal amount (subject to adjustment) of the notes.

Ranking:	Senior unsecured

Expected Ratings:	na

Form:	Registered

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Pricing Date:	October 5th, after market close

Trade Date:	Friday, October 6, 2006

Settlement Date:	Thursday, October 12, 2006

Security Codes:	CUSIP: 254543 AA 9 ISIN: US254543 AA 96

Use of Proceeds:	General corporate purposes, which may include potential acquisitions
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.
Issued by UBS Securities LLC, member NYSE
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